

News Release
B2Gold Reports Strong Q3 2020 Results;
Quarterly and Year-to-date Records for Gold Revenues and Operating Cash Flows;
Cash Operating Costs and AISC Lower than Budget

Vancouver, November 3, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce strong operational and financial results for the third quarter and first nine months of 2020. The Company previously released its gold production and gold revenue results for the third quarter and first nine months of 2020. All dollar figures are in United States dollars unless otherwise indicated.

2020 Third Quarter Highlights

- Consolidated gold production of 248,733 ounces from the Company's three operating mines, above budget by 1% (2,929 ounces) and a significant increase of 17% (35,455 ounces) over the third quarter of 2019 (excluding discontinued operations of El Limon and La Libertad)
- Total gold production of 263,813 ounces (including 15,080 ounces of attributable production from Calibre Mining Corp. ("Calibre"))
- Record quarterly consolidated gold revenue of $487 million, a significant increase of $176 million (57%) over the third quarter of 2019 (excluding discontinued operations)
- Record quarterly consolidated cash flow provided by operating activities from the Company's three operating mines of $301 million, a significant increase of $133 million (79%) over the third quarter of 2019
- Consolidated cash operating costs *(see "Non-IFRS Measures")* of $411 per ounce produced, below budget by $17 per ounce (4%), and consolidated all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* of $766 per ounce sold, below budget by $31 per ounce (4%) (excluding estimated attributable results for Calibre)
- Net income of $277 million (including a net impairment reversal for the Masbate Mine of $122 million); net income attributable to the shareholders of the Company of $263 million ($0.25 per share); adjusted net income *(see "Non-IFRS Measures")* attributable to the shareholders of the Company of $161 million ($0.15 per share)
- The Fekola Mine continues to operate unimpeded and no operational days have been lost due to the recent political developments and demonstrations in Mali

- No Lost-Time-Injury ("LTI") incidents at the Company's operating mines, extending the number of days without an LTI to 255 days for Fekola, 684 days for Masbate and 918 days for Otjikoto as at September 30, 2020
- On August 5, 2020, the Company announced a 100% increase of its quarterly dividend to $0.04 per share (or an expected $0.16 per share on an annualized basis), which was reflected in the third quarter dividend paid on September 30, 2020
- On September 10, 2020, the Company announced the successful commissioning of the Fekola mill expansion to 7.5 million tonnes per annum ("Mtpa") (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa), ahead of the scheduled completion date of September 30, 2020; the Fekola mill has the potential to run above the annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate
- B2Gold maintains a strong financial position and liquidity; during the third quarter of 2020, the Company fully repaid the outstanding Revolving Credit Facility ("RCF") balance of $425 million with the full amount of the $600 million RCF now undrawn and available

2020 First Nine Months Highlights

- Record year-to-date consolidated gold production from the Company's three operating mines of 738,939 ounces, well above budget by 4% (26,412 ounces) and a significant increase of 19% (116,229 ounces) over the first nine months of 2019 (excluding discontinued operations)
- Total gold production of 770,268 ounces (including 31,329 ounces of attributable production from Calibre)
- Record year-to-date consolidated gold revenue of $1.3 billion, a significant increase of $467 million (56%) over the first nine months of 2019 (excluding discontinued operations)
- Record year-to-date consolidated cash flow provided by operating activities of $755 million, a significant increase of $408 million (118%) over the first nine months of 2019
- Consolidated cash operating costs of $388 per ounce produced, well below budget by $33 per ounce (8%), and consolidated AISC of $726 per ounce sold, well below budget by $77 per ounce (10%) (excluding estimated attributable results for Calibre)
- Net income of $498 million (including a net impairment reversal for the Masbate Mine of $122 million); net income attributable to the shareholders of the Company of $460 million ($0.44 per share); adjusted net income attributable to the shareholders of the Company of $368 million ($0.35 per share)
- For full-year 2020, the Company forecasts total consolidated gold production to come in towards the midpoint of its guidance range of between 1,000,000 and 1,055,000 ounces, with total consolidated cash operating costs expected to be at or below the low end of its guidance range of between $415 and $455 per ounce and total consolidated AISC to be at the lower end of its guidance range of between $780 and $820 per ounce
- Based on current assumptions, including a gold price of $1,900 per ounce for the balance of 2020, the Company expects to generate cashflows from operating activities of more than $900 million in 2020

The Company continues to address the COVID-19 pandemic and minimize its potential impact at B2Gold's operations. B2Gold places the safety and well-being of its workforce and all stakeholders as the highest priority and continues to encourage input from all its stakeholders as the situation evolves. The Company

has implemented several measures and introduced additional precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating these plan and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of its mines.

2020 Third Quarter and First Nine Months Operational Results and Development

Consolidated gold production from the Company's three operating mines in the third quarter of 2020 was 248,733 ounces, above budget by 1% (2,929 ounces) and a significant increase of 17% (35,455 ounces) over the third quarter of 2019 (excluding discontinued operations) with solid performances from all of the Company's operations. The significant increase in gold production over the third quarter of 2019 was driven by the Fekola Mine in Mali, which continued its very strong operational performance with gold production of 152,535 ounces, above budget by 2% (2,535 ounces), and 36% (40,214 ounces) higher compared to the third quarter of 2019. Fekola's significant increase in gold production over the third quarter of 2019 was mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. The Otjikoto Mine in Namibia also had a solid third quarter of 2020, producing 42,591 ounces of gold, 2% (985 ounces) above budget. The Masbate Mine in the Philippines continued to perform well through the third quarter of 2020 despite a 6-day mill shutdown following an earthquake on August 18, 2020, producing 53,607 ounces of gold, substantially in-line with budget (of 54,198 ounces), and 4% higher (2,061 ounces) compared to the third quarter of 2019. Including attributable ounces from Calibre (15,080 ounces), the Company's total gold production in the third quarter of 2020 was 263,813 ounces.

For the third quarter of 2020, consolidated cash operating costs were $411 per ounce produced ($414 per ounce sold), below budget by $17 (4%) per ounce and well below the third quarter of 2019 by $32 (7%) per ounce (excluding discontinued operations), reflecting the strong operating results from all of the Company's operations. Including estimated attributable results for Calibre, the Company's total cash operating costs were $435 per ounce produced ($437 per ounce sold).

For the third quarter of 2020, consolidated AISC were $766 per ounce sold, below budget by $31 per ounce (4%) and slightly above the third quarter of 2019 (1%) (excluding discontinued operations). The favourable budget variance reflected lower-than-budgeted cash operating costs, higher-than-budgeted gold ounces sold, lower-than-budgeted general and administrative costs and lower-than-budgeted sustaining capital expenditures ($13 million), partially offset by higher-than-budgeted royalties (as a result of higher gold prices). The Company expects total sustaining capital expenditures for full-year 2020 to be approximately $11 million under budget. Including estimated attributable results for Calibre, the Company's total AISC for the third quarter of 2020 were $785 per ounce sold.

Consolidated gold production for the first nine months of 2020 was a year-to-date record 738,939 ounces, 4% (26,412 ounces) above budget and 19% (116,229 ounces) higher than the first nine months of 2019 (excluding discontinued operations). Including attributable ounces from Calibre (31,329 ounces), the Company's total gold production in the first nine months of 2020 was 770,268 ounces.

For the first nine months of 2020, consolidated cash operating costs were $388 per ounce produced ($391 per ounce sold), well below budget by $33 (8%) per ounce and significantly lower than the first nine months of 2019 by $63 (14%) per ounce (excluding discontinued operations). Including estimated attributable results for Calibre, the Company's total cash operating costs were $405 per ounce produced ($409 per ounce sold).

For the first nine months of 2020, consolidated AISC were $726 per ounce sold, well below both budget by $77 (10%) per ounce and the first nine months of 2019 by $42 (5%) per ounce (excluding discontinued operations). Including estimated attributable results for Calibre, the Company's total AISC for the first nine months of 2020 were $740 per ounce sold.

B2Gold remains well positioned for continued strong operational and financial performance in 2020. For full-year 2020, the Company forecasts total consolidated gold production (including attributable ounces from Calibre) to come in towards the midpoint of its production guidance range of between 1,000,000 and 1,055,000 ounces. Consolidated cash costs are expected to remain low in 2020, and the Company expects to be at or below the low end of its guidance range for total consolidated cash operating costs of between $415 and $455 per ounce and at the lower end of its guidance range for total consolidated AISC of between $780 and $820 per ounce.

The Company's expansion and development projects also progressed well through the third quarter of 2020:

- At Fekola, on September 10, 2020, the Company announced the successful commissioning of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa), approximately one month ahead of the scheduled completion date of September 30, 2020. The Fekola mill has the potential to run above the annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate. Remobilization of the Fekola solar plant construction group began in mid-September 2020 (following a temporary suspension of construction activities in April 2020 due to COVID-19) and will continue to ramp up as camp space becomes available. The target date for completion of the solar plant is the end of the first quarter of 2021 but has the potential to be delayed by several months as COVID restrictions are limiting the available workforce and site support.

- At Otjikoto, development of the Wolfshag underground mine continues to progress on schedule. In the third quarter of 2020, the mining contractor was mobilized, and development of the portal and primary underground ramp has now commenced. Stope ore production is expected to commence in early 2022, in-line with original estimates.

- At the Gramalote Project, feasibility work continued as planned from the recommencement of drilling on May 11, 2020, with infill resource drilling completed on August 21, 2020. During the

third quarter of 2020, work continued to advance for infrastructure design, process plant design, pit design and social initiatives. Resource modelling is anticipated to be completed in November 2020 at which time the final phase of the Gramalote Feasibility Study work will proceed based upon updated resources. The Gramalote Feasibility Study is expected to be completed in the first quarter of 2021.

2020 Third Quarter and First Nine Months Financial Results

Consolidated gold revenue in the third quarter of 2020 was a quarterly record of $487 million from the Company's three operating mines on sales of 253,200 ounces at an average price of $1,924 per ounce, compared to $311 million on sales of 208,900 ounces at an average price of $1,488 per ounce in the third quarter of 2019 (excluding discontinued operations). Compared to the third quarter of 2019, consolidated gold revenue increased significantly by 57% ($176 million), of which 36% related to the increase in the average realized gold price and 21% to the increase in gold ounces sold (mainly due to the higher gold production).

For the third quarter of 2020, cash flow provided by operating activities was a quarterly record of $301 million compared to $168 million in the third quarter of 2019. This significant increase of $133 million (79%) reflected the significant increase in gold revenue, as a result of higher realized gold prices and sales.

For the third quarter of 2020, net income was $277 million compared to $66 million for the third quarter of 2019. In the third quarter of 2020, the Company identified a higher sustained long-term gold price as an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $122 million (pre-tax $174 million impairment reversal less $52 million deferred tax expense). Net income attributable to the shareholders of the Company was $263 million ($0.25 per share) compared to $56 million ($0.05 per share) for the third quarter of 2019. Adjusted net income attributable to shareholders of the Company was $161 million ($0.15 per share) compared to $85 million ($0.08 per share) in the third quarter of 2019.

Consolidated gold revenue for the first nine months of 2020 was a year-to-date record of $1.3 billion on sales of 749,800 ounces at an average price of $1,746 per ounce, compared to $842 million on sales of 616,000 ounces at an average price of $1,367 per ounce in the first nine months of 2019 (excluding discontinued operations). Compared to the first nine months of 2019, consolidated gold revenue increased significantly by 56% ($467 million), of which 34% related to the increase in the average realized gold price and 22% to the increase in gold ounces sold.

For the first nine months of 2020, cash flow provided by operating activities was a year-to-date record of $755 million, a significant increase of $408 million (118%) compared to the first nine months of 2019, as a result of higher realized gold prices and sales.

For the first nine months of 2020, net income was $498 million compared to $133 million for the first nine months of 2019. Net income attributable to the shareholders of the Company was $460 million ($0.44 per share) compared to $116 million ($0.11 per share) for the first nine months of 2019. Adjusted net income attributable to the shareholders of the Company was $368 million ($0.35 per share) compared to adjusted net income of $154 million ($0.15 per share) for the first nine months of 2019.

Liquidity and Capital Resources

B2Gold maintains a strong financial position and liquidity. During the third quarter of 2020, the Company fully repaid the outstanding RCF balance of $425 million with the full amount of the $600 million RCF now undrawn and available. In addition, at September 30, 2020, the Company had cash and cash equivalents of $365 million (December 31, 2019 - $141 million) and working capital of $356 million (December 31, 2019 - $242 million).

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold's quarterly dividend rate was increased in the third quarter of 2020 by 100% to $0.04 per common share (or an annualized rate of $0.16 per common share), which was reflected in the third quarter dividend paid on September 30, 2020.

Based on current assumptions, including an average gold price of $1,900 per ounce for the balance of 2020, the Company expects to generate cashflows from operating activities of more than $900 million in 2020. The Company's ongoing strategy is to continue to maximize profitable production from its mines, grow its mineral reserves, utilize cash flow to continue the dividend payment, further advance its pipeline of development and exploration projects and evaluate growth opportunities.

Operations

Mine-by-mine gold production in the third quarter and first nine months of 2020 (including the Company's approximate 34% share of Calibre's production) was as follows:

Mine	Q3 2020 Gold Production (ounces)	First Nine Months 2020 Gold Production (ounces)	2020 Annual Guidance Gold Production (ounces)
Fekola	152,535	463,970	590,000 - 620,000
Masbate	53,607	147,133	200,000 - 210,000
Otjikoto	42,591	127,836	165,000 - 175,000
B2Gold Consolidated [(1)]	**248,733**	**738,939**	**955,000 – 1,005,000**
Equity interest in Calibre [(2)]	**15,080**	**31,329**	**45,000 - 50,000** [(3)]
Total	**263,813**	**770,268**	**1,000,000 – 1,055,000** [(3)]

(1) "B2Gold Consolidated" - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).

(2) "Equity interest in Calibre" - represents the Company's approximate 34% indirect share of the operations of Calibre's El Limon and La Libertad mines in Nicaragua. B2Gold applies the equity method of accounting for its ownership interest in Calibre.

(3) On June 24, 2020, Calibre provided its revised 2020 production guidance following the temporary suspension of its Nicaraguan operations due to COVID-19. The Company's attributable gold production from Calibre is now estimated

to be between 37,000 and 42,000 ounces for 2020 (or 8,000 ounces lower than the original estimate of between 45,000 and 50,000 ounces of gold).

Mine-by-mine cash operating costs per ounce (on a per ounce of gold produced basis) in the third quarter and first nine months of 2020 were as follows (presented on a 100% basis):

Mine	Q3 2020 Cash Operating Costs ($ per ounce produced)	First Nine Months 2020 Cash Operating Costs ($ per ounce produced)	2020 Annual Guidance Cash Operating Costs ($ per ounce)
Fekola	$333	$294	$285 - $325
Masbate	$615	$646	$665 - $705
Otjikoto	$435	$432	$480 - $520
B2Gold Consolidated	**$411**	**$388**	**$395 - $440**
Equity interest in Calibre	**$831**	**$819**	**$720 - $760**
Total	**$435**	**$405**	**$415 - $455**

Mine-by-mine cash operating costs per ounce (on a per ounce of gold sold basis) in the third quarter and first nine months of 2020 were as follows (presented on a 100% basis):

Mine	Q3 2020 Cash Operating Costs ($ per ounce sold)	First Nine Months 2020 Cash Operating Costs ($ per ounce sold)	2020 Annual Guidance Cash Operating Costs ($ per ounce)
Fekola	$341	$299	$285 - $325
Masbate	$655	$684	$665 - $705
Otjikoto	$423	$419	$480 - $520
B2Gold Consolidated	**$414**	**$391**	**$395 - $440**
Equity interest in Calibre	**$817**	**$822**	**$720 - $760**
Total	**$437**	**$409**	**$415 - $455**

Mine-by-mine AISC (on a per ounce of gold sold basis) in the third quarter and first nine months of 2020 were as follows (presented on a 100% basis):

Mine	Q3 2020 AISC ($ per ounce sold)	First Nine Months 2020 AISC ($ per ounce sold)	2020 Annual Guidance AISC ($ per ounce)
Fekola	$584	$556	$555 - $595
Masbate	$1,072	$1,012	$965 - $1,005
Otjikoto	$917	$841	$1,010 - $1,050
B2Gold Consolidated	**$766**	**$726**	**$765 - $805**
Equity interest in Calibre	**$1,090**	**$1,090**	**$1,020 - $1,060**
Total	**$785**	**$740**	**$780 - $820**

Fekola Gold Mine - Mali

The Fekola Mine in Mali continued its very strong operational performance in the third quarter of 2020 with gold production of 152,535 ounces, above budget by 2% (2,535 ounces), as processed grade and recovery both exceeded budget and which more than offset lower-than-budgeted throughput in the quarter due to additional downtime for planned mill expansion tie-ins and a full SAG mill reline. Compared to the third quarter of 2019, gold production was significantly higher by 36% (40,214 ounces). Fekola's significant increase in gold production over the third quarter of 2019 was mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. As at September 30, 2020, the Fekola Mine achieved 255 days without an LTI.

For the third quarter of 2020, mill feed grade was 3.22 grams per tonne ("g/t") compared to budget of 2.93 g/t and 2.16 g/t in the third quarter of 2019; mill throughput was 1.56 million tonnes compared to budget of 1.70 million tonnes and 1.70 million tonnes in the third quarter of 2019; and gold recovery averaged 94.6% compared to budget of 94.0% and 94.1% in the third quarter of 2019.

For the third quarter of 2020, Fekola's cash operating costs were $333 per ounce produced ($341 per gold ounce sold), slightly above budget (1%). Compared to the third quarter of 2019, Fekola's cash operating costs were lower by $50 per ounce produced (13%), mainly as a result of higher gold production. Fekola's AISC for the third quarter of 2020 were $584 per ounce sold, below budget by $20 per ounce (3%) and well below the third quarter of 2019 by $58 per ounce (9%).

For the first nine months of 2020, the Fekola Mine produced 463,970 ounces of gold, well above budget by 5% (22,970 ounces) and significantly higher than the first nine months of 2019 by 38% (127,403 ounces). Through effective mine planning and a successful stockpiling strategy, Fekola was able to exceed its gold production budget during the construction of its mill expansion in 2020.

For the first nine months of 2020, Fekola's cash operating costs were $294 per ounce produced ($299 per gold ounce sold), below budget by $11 per ounce (4%) and significantly lower than the first nine months

of 2019 by $84 per ounce (22%). Fekola's AISC were $556 per ounce sold, well below both budget by $34 per ounce (6%) and the first nine months of 2019 by $70 per ounce (11%). Fekola's AISC for the first nine months of 2020 included lower-than-budgeted sustaining capital expenditures relating to lower pre-stripping costs for the Fekola Pit Phases 5 and 6 (which resulted from mining sequence changes and are no longer expected to be incurred in 2020) and approximately $4 million of overall sustaining costs savings versus budget on the tailings storage facility project completed during the year. The Company expects total sustaining capital expenditures for the Fekola Mine for full-year 2020 to be approximately $8 million lower than budget.

Capital expenditures in the third quarter of 2020 totaled $29 million primarily consisting of $10 million for the mining fleet expansion, $11 million for the processing plant expansion, $3 million for pre-stripping and $1 million for the solar plant. Capital expenditures in the first nine months of 2020 totaled $156 million primarily consisting of $58 million for the mining fleet expansion, $39 million for the processing plant expansion, $21 million for pre-stripping, $19 million for the solar plant and $4 million for the tailings storage facilities.

The Fekola Mine continues to operate unimpeded and no operational days were lost due to the recent political developments in Mali. With the establishment of a new interim government in September 2020, expected to lead Mali through to new presidential and legislative elections within 18 months, the Economic Community of West African States has now lifted its sanctions on Mali, including air, border and financial restrictions. B2Gold will continue to work with regional and national governments to ensure that its mining operations continue normally, providing important economic benefits to all stakeholders, including our employees, governments and the communities around the mine.

For full-year 2020, the Fekola Mine is expected to produce at the upper end of its guidance range of between 590,000 and 620,000 ounces of gold. Fekola's cash operating costs are expected to be between $285 and $325 per ounce and AISC are expected to be near the upper end of its guidance range of between $555 and $595 per ounce (due to increased royalties as a result of higher gold prices).

Fekola Mine Expansion

On September 10, 2020, the Company announced the successful commissioning of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa), ahead of the scheduled completion date of September 30, 2020. The Fekola mill has the potential to run above the annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate (using ore blends comparable to those planned for 2021 and future production). Commissioning included completion of all major construction activities associated with the Fekola mill expansion, as well as successful execution of a process performance test to compare with design expectations. Four days after start-up, a 5-day mill performance test was conducted from August 26 to August 30, 2020. The results of the performance test exceeded design in throughput, gold recovery, grind and availability over the 5-day day period. In addition, substantially all of the Fekola mine fleet expansion equipment planned for 2020 (including excavators, trucks, and drill rigs) have now arrived on site and are operational, with the overall mine expansion now materially complete. The final non-sustaining costs

incurred for the plant expansion were approximately $13 million higher than budget, of which the majority of overruns related to COVID-19 costs and increased labour and camp costs.

Fekola Solar Plant

Remobilization of the solar plant construction group began in mid-September 2020 (following a temporary suspension of construction activities in April 2020 due to COVID-19) and will continue to ramp up as camp space becomes available. The target date for completion of the solar plant is the end of the first quarter of 2021 but has the potential to be delayed by several months as COVID restrictions are limiting the available workforce and site support. The existing HFO and diesel power plant have an installed capacity of 64 megawatts while Fekola's expanded mill facilities require only approximately 40 megawatts for continuous operations. The solar plant is therefore not a necessary component of the mill expansion but is expected to reduce Fekola's operating costs and emissions by decreasing power plant fuel consumption and maintenance costs.

B2Gold's Strong Investment and Partnership in Mali

B2Gold is one of the largest Canadian and foreign investors in Mali, with total investment to date of approximately $1 billion and the Company continues to have a strong and mutually beneficial relationship with the Government of Mali. As B2Gold's 20% partner at the Fekola Mine, the State of Mali is a direct economic beneficiary of the Fekola Mine's operating results, and in addition the mine employs more than 2,200 Malians. Since the commencement of commercial production in late 2017, the Fekola Mine has provided important economic benefits and revenues to both local Malians and the Government of Mali. For fiscal 2017 to 2019, total employee wages and benefits paid by the Company were approximately $140 million, and total payments to the Government of Mali by the Company were approximately $276 million. Payments to the Government of Mali included corporate income tax, withholding taxes, royalties and production-based taxes, and priority dividends, which are payable each year on the first 10% tranche of the State of Mali's overall 20% ownership interest in the Fekola Mine.

In addition to the priority dividends payable annually to the State of Mali, the second 10% tranche of the State's interest in the Fekola Mine will also attract ordinary dividends. Based on current assumptions and following the final repayment of B2Gold's initial intercompany loans for construction of the Fekola Mine, the Company expects that distribution of ordinary dividends to the State will commence in late 2020.

The Fekola Convention, as amended, was established under the 2012 Mining Code and governs the legal, administrative, tax, economic, mining, social and environmental conditions under which B2Gold operates the Fekola Mine and is enforceable between the parties for the term of the Fekola Mine mining permit, an initial 30 year period, renewable for successive periods of 10 years. A new mining code was adopted in Mali in September 2019 (the "2019 Mining Code"), which outlines certain tax and customs stabilization of existing mining conventions and the enforceability of the existing conventions, including the Fekola Convention. The 2019 Mining Code expressly states that mining titles that are valid at the time of the entry into force of the 2019 Mining Code remain valid for their term and for the substance for which they have been issued. In addition, the mining conventions in force at the date of the 2019 Mining Code, including

the Fekola Convention, remain valid for their term and benefit from the stabilization of their tax and customs regime as provided under such mining convention.

<u>Masbate Gold Mine – the Philippines</u>

The Masbate Mine in the Philippines also continued to perform well through the third quarter of 2020, producing 53,607 ounces of gold, substantially in-line with budget (of 54,198 ounces), and 4% higher (2,061 ounces) compared to the third quarter of 2019. Following a magnitude 6.6 earthquake approximately 90 kilometres from the mine site on August 18, 2020, Masbate's mining and processing operations were temporarily suspended for five and six days, respectively, for inspections mandated by the Philippines Mines and Geo-sciences Bureau. Planned maintenance was performed ahead of schedule during the shutdown period, and normal operations continued after the inspections determined that there was no damage to the mine from the earthquake. The Company worked with local communities to provide medical, food, and other support to the impacted areas. In addition, operations continue to run normally at the Masbate Mine, following Typhoon Goni which first made landfall in the Philippines on November 1, 2020. The Masbate Mine continued its remarkable safety performance, extending the number of days without an LTI to 684 days as at September 30, 2020.

For the third quarter of 2020, mill feed grade was 1.05 g/t compared to budget of 1.05 g/t and 1.09 g/t in the third quarter of 2019; mill throughput was 1.97 million tonnes compared to budget of 2.1 million tonnes and 2.0 million tonnes in the third quarter of 2019; and gold recovery averaged 81.1% compared to budget of 76.4% and 72.4% in the third quarter of 2019. Average gold recoveries were above budget due to mining more oxide ore than budgeted.

Masbate's third quarter of 2020 cash operating costs were $615 per ounce produced ($655 per ounce sold), well-below budget by $33 per ounce produced (5%) and slightly lower (1%) than the third quarter of 2019. The favourable budget variance was attributable to lower-than-budgeted mining and processing costs, as fuel prices, tonnes mined, and waste stripping were all below budget for the third quarter of 2020. Masbate's AISC for the third quarter of 2020 were $1,072 per ounce sold (Q3 2019 - $833 per ounce sold), above budget by $162 per ounce (18%). This resulted from lower-than-budgeted gold ounces sold during the period (due to the timing of gold shipments) and higher-than-budgeted sustaining capital expenditures resulting from a backlog of COVID-19 delayed equipment purchases and projects that were scheduled for earlier in the year. The remaining backlog of capital purchases is expected to be incurred in the fourth quarter of 2020 and the Company expects that Masbate's total sustaining capital expenditures for 2020 will be approximately $7 million higher than budget as a result of accelerating 2021 capital expenditures. However, for the full-year 2020, Masbate's AISC are expected to be within guidance of between $965 and $1,005 per ounce.

For the first nine months of 2020, the Masbate Mine produced 147,133 ounces of gold, in-line with budget (of 147,381 ounces) and 12% (19,466 ounces) lower compared to the first nine months of 2019 (as planned, mainly due to lower head grade). The on-budget production was achieved despite a 6-day mandated mill shutdown following an earthquake on August 18, 2020 (for inspections which confirmed that there was no damage to the mine from the earthquake) and COVID-19-related constraints (including a five-day mining

shutdown in the first quarter of 2020 and working with a reduced workforce through the second quarter of 2020).

For the first nine months of 2020, Masbate's cash operating costs were $646 per ounce produced ($684 per gold ounce sold), well below budget by $60 per ounce (8%). Compared to the first nine months of 2019, cash operating costs were higher by $82 per ounce produced (15%) due to lower production (as planned, mainly due to lower head grade). Masbate's AISC for the first nine months of 2019 were $1,012 per ounce sold (first nine months of 2019 - $773 per ounce sold), below budget by $34 per ounce (3%).

Capital expenditures for the third quarter of 2020 totaled $10 million, including $5 million for mobile equipment purchases and rebuilds, $2 million for pre-stripping and $1 million for tailings storage facility projects. Capital expenditures in the first nine months of 2020 totaled $19 million, including mobile equipment acquisition costs and rebuilds of $8 million, processing equipment replacement costs of $3 million, pre-stripping costs of $3 million and $2 million for tailings storage facility projects.

For full-year 2020, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold, from the Main Vein and Montana Pits. Masbate's cash operating costs are expected to be at or below the low end of its guidance range of between $665 and $705 per ounce and AISC are expected to be within its guidance range of between $965 and $1,005 per ounce.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had a solid third quarter of 2020, producing 42,591 ounces of gold, 2% (985 ounces) above budget, as processed tonnes and recoveries were both slightly better than budget. Compared to the third quarter of 2019, gold production, as planned, was lower by 14% (6,820 ounces), due to fewer high-grade ore tonnes being mined from the Wolfshag Phase 2 Pit (when compared to the third quarter of 2019). Ore production from the Wolfshag Phase 2 Pit had resumed in the second half of 2019 following pre-stripping. The Otjikoto Mine continued its remarkable safety performance, extending the number of days without an LTI to 918 days as at September 30, 2020.

For the third quarter of 2020, mill feed grade was 1.53 g/t compared to budget of 1.54 g/t and 1.84 g/t in the third quarter of 2019; mill throughput was 0.88 million tonnes compared to budget of 0.86 million tonnes and 0.84 million tonnes in the third quarter of 2019; and gold recovery averaged 98.2% compared to budget of 98.0% and 98.8% in the third quarter of 2019.

For the third quarter of 2020, Otjikoto's cash operating costs were $435 per ounce produced ($423 per ounce sold), well-below budget by $66 per ounce (13%). This resulted mainly from higher gold production, lower fuel prices and a weaker than budgeted Namibian dollar. Compared to the third quarter of 2019, Otjikoto's cash operating costs were higher by $41 per ounce (10%), as a result of lower production (as planned) when compared to the third quarter of 2019. Otjikoto's AISC for the third quarter of 2020 were $917 per ounce sold (Q3 2019 - $743 per ounce sold), significantly below budget by $174 per ounce (16%). AISC were lower than budget as a result of lower-than-budgeted cash operating costs, higher-than-budgeted gold ounces sold and lower-than-budgeted sustaining capital expenditures. Sustaining capital expenditures for the third quarter of 2020 were below budget by $3 million (and for the first nine months of 2020 were

below budget by $13 million). For the full-year 2020, the Company expects permanent sustaining capital expenditure savings of $10 million mainly relating to pre-stripping. All other budgeted capital expenditures are expected to be incurred by the end of the year.

For the first nine months of 2020, the Otjikoto Mine produced 127,836 ounces of gold, above budget by 3% (3,690 ounces) and 7% (8,292 ounces) higher than the first nine months of 2019.

For the first nine months of 2020, Otjikoto's cash operating costs were $432 per ounce produced ($419 per ounce sold), well below both budget by $65 per ounce (13%) and the first nine months of 2019 by $69 per ounce (14%). Otjikoto's AISC were $841 per ounce sold, significantly below budget by $179 per ounce (18%) and well below the first nine months of 2019 by $54 per ounce (6%).

Capital expenditures in the third quarter of 2020 totaled $19 million, primarily consisting of $13 million for pre-stripping in the Otjikoto Phases 3 and 4 and Wolfshag Phase 3 pits, $3 million for mobile equipment rebuilds and replacements and $2 million for Wolfshag underground development. For the first nine months of 2020 capital expenditures totaled $42 million, primarily consisting of $31 million for pre-stripping, $6 million for mobile equipment rebuilds and replacements and $3 million for Wolfshag underground development.

Development of the Wolfshag underground mine (the initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag orebody included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold) continues to progress on schedule. Engineering of the underground mine continued and an underground mining contractor was appointed for the development of the underground workings up to the production stopes. In the third quarter of 2020, the mining contractor was mobilized, and development of the portal and primary underground ramp has now commenced. Stope ore production is expected to commence in early 2022, in-line with original estimates.

Exploration at Otjikoto continues to focus on drilling down plunge on the Wolfshag and Otjikoto deposits which remain open at depth as well as testing stratigraphy east of Wolfshag for new mineralized horizons.

For full-year 2020, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, from the Otjikoto and Wolfshag Pits. Otjikoto's cash operating costs are expected to be at or below the low end of its guidance range of between $480 and $520 per ounce and AISC are also expected to be at or below the low end of its guidance range of between $1,010 and $1,050 per ounce.

Development

Gramalote Project (B2Gold – 50%/AngloGold Ashanti Limited – 50%) - Colombia

Feasibility work at the Gramalote Project continued as planned from the recommencement of drilling on May 11, 2020, with infill resource drilling completed on August 21, 2020. During the third quarter of 2020, work continued to advance for infrastructure design, process plant design, pit design and social initiatives. Resource modelling is anticipated to be completed in November 2020 at which time the final phase of the Gramalote Feasibility Study work will proceed based upon updated resources. The Gramalote Feasibility Study is expected to be completed in the first quarter of 2021.

Through the third quarter of 2020, COVID-19 management on-site was successful in allowing the project to continue with advancements in drilling and social initiatives including ongoing work with resettlement and small miner initiatives. COVID-19 control work included pretests, operational protocols, aggressive contact tracing and close work with local health authorities. While COVID-19 caseloads remain relatively high in Colombia, in Antioquia commercial activity and personal movement have substantially normalized.

Based on the positive results from Gramalote's Updated Preliminary Economic Assessment (released on January 21, 2020), B2Gold believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to the results of a final feasibility study (expected to be completed in the first quarter of 2021).

Summary and Outlook

Based on the Company's strong performance to date and current assumptions for the last quarter of 2020, B2Gold remains well positioned for continued strong operational and financial performance. In the third quarter of 2020, the Company reached several milestones including fully repaying the outstanding RCF balance of $425 million and the completion of the Fekola mill expansion. Based on the addition of a larger mining fleet, the optimization of the mining sequence and the Fekola mill expansion, the Company is on schedule to realize a significant increase in gold production from the Fekola Mine in 2020 with production expected to be at the upper end of Fekola's guidance range of 590,000 to 620,000 ounces of gold. The Fekola mill expansion along with the larger mining fleet will significantly increase mill throughput, yielding projected annual production averaging approximately 550,000 ounces of gold over 2020 to 2024 based on current assumptions.

For full-year 2020, the Company forecasts total consolidated gold production (including attributable ounces from Calibre) to come in towards the midpoint of its production guidance range of between 1,000,000 and 1,055,000 ounces; consolidated cash costs are expected to remain low in 2020, and the Company expects to be at or below the low end of its guidance range for total consolidated cash operating costs of between $415 and $455 per ounce and at the lower end of its guidance range for total consolidated AISC of between $780 and $820 per ounce.

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, the quarterly dividend rate was increased in the third quarter of 2020 by 100% to $0.04 per common share (or an annual rate of $0.16 per common share), which was reflected in the third quarter dividend paid on September 30, 2020.

Despite some of the challenges that the current COVID-19 pandemic has created in each of the locations where the Company operates or is head-quartered, the Company continues to operate virtually unimpeded. The Company is very of proud of its employees' dedication and resilience in these challenging times and believes it is in part due to the executive team's and mine employees' years of experience in all aspects of international mining, and B2Gold's culture of fairness, respect and transparency. That resilience is reflected in the Company's results from the first nine months of 2020.

In conjunction with this success, we are also very mindful of the communities where we operate and continue to assist local and national governments in their efforts to respond to the COVID-19 crisis. The Company has donated a total of $3 million of COVID-19 relief to assist the communities in which it operates, including contributions in Mali, Namibia, the Philippines, Burkina Faso, Colombia and Canada. B2Gold would like to thank all levels of government in the countries for working with the Company in mutually trusting relationships during these challenging times.

In addition, to managing its operations through these current challenging times, B2Gold will also look forward through the balance of 2020 and beyond and remain committed to continuing to execute on its strategic objectives. The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and other exploration projects, evaluate opportunities and continue to pay a dividend. The Company continues to focus a significant portion of its overall exploration activities to drilling at the Cardinal and Anaconda area deposits in Mali. In conjunction with this and based on drill results to date, the Company is currently undertaking a high-level engineering review to provide preliminary indications as to how future production from both Cardinal and the Anaconda area could be factored into the overall Fekola production schedule. In connection with advancing its pipeline of development projects, the Company expects to have a feasibility study for the Gramalote Project completed by the end of the first quarter of 2021. The Company is evaluating the best course of action to advance the Kiaka Project, due to improved economics resulting from lower fuel prices, alternative power options and a higher gold price. The Company is currently updating its model and is considering its options to advance the project.

In addition to exploration activities at its operating mine and development project sites, the Company is also pursuing other greenfield exploration opportunities globally. For 2020, the Company has a total greenfield exploration budget of $18 million and it expects that there will be a similar level of greenfield exploration funding approved for 2021.

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under National Instrument 43-101, has approved the scientific and technical information contained in this news release.

Third Quarter and First Nine Months of 2020 Financial Results - Conference Call Details

B2Gold will release its third quarter and first nine months of 2020 financial results after the North American markets close on Tuesday, November 3, 2020.

B2Gold executives will host a conference call to discuss the results on Wednesday, November 4, 2020, at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at +1 (778)-371-9827 / +1 (647)-427-7450 (Vancouver/Toronto) or toll free at +1 (888)-231-8191 prior to the scheduled start time or you may listen to the call via webcast by clicking https://www.webcaster4.com/Webcast/Page/1493/38218. A playback version will be available for two weeks after the call at +1 (416)-849-0833 (local or international) or toll free at +1 (855)-859-2056 (passcode 5691847).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371
imaclean@b2gold.com

Katie Bromley
Manager, Investor Relations & Public Relations
604-681-8371
kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 20, 2020 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of more than $900 million in 2020; remaining well positioned for continued strong operational and financial performance for the remainder of 2020; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2020, including total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020 with cash operating costs of between $415 and $455 per ounce and AISC of between $780 and $820 per ounce; the Fekola Mine producing an average of 550,000 ounces of gold per year between 2020 and 2024; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the completion of construction by the end of the first quarter of 2021; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; the completion of the Gramalote Feasibility Study by the first quarter of 2021 and the results therein; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the availability of the RCF for future drawdowns; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements.

Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections,

forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and "mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S.

companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019
Gold revenue	$ 487,166	$ 310,783	$ 1,309,403	$ 841,978
Cost of sales				
Production costs	(104,892)	(90,526)	(293,435)	(278,676)
Depreciation and depletion	(77,090)	(65,977)	(223,284)	(183,589)
Royalties and production taxes	(33,545)	(22,034)	(90,510)	(57,540)
Total cost of sales	(215,527)	(178,537)	(607,229)	(519,805)
Gross profit	271,639	132,246	702,174	322,173
General and administrative	(8,770)	(10,551)	(27,020)	(36,999)
Share-based payments	(4,313)	(3,414)	(15,400)	(13,450)
Reversal of impairment of long-lived assets	174,309	—	174,309	—
Write-down of mineral property interests	(11,451)	(972)	(11,451)	(2,324)
Community relations	(690)	(1,277)	(4,916)	(2,420)
Foreign exchange (losses) gains	(3,669)	2,274	(8,002)	3,524
Share of income of associate	10,877	—	13,512	—
Other	(1,000)	(2,680)	(5,428)	(2,163)
Operating income	426,932	115,626	817,778	268,341
Interest and financing expense	(3,389)	(7,123)	(12,957)	(21,640)
Losses on derivative instruments	(721)	(4,156)	(12,133)	(824)
Other	1,058	(61)	1,987	(564)
Income from continuing operations before taxes	423,880	104,286	794,675	245,313
Current income tax, withholding and other taxes	(84,552)	(34,681)	(230,251)	(84,373)
Deferred income tax expense	(62,289)	(19,684)	(66,416)	(30,783)
Net income from continuing operations	277,039	49,921	498,008	130,157
Income from discontinued operations attributable to shareholders of the Company	—	15,662	—	3,271
Net income for the period	$ 277,039	$ 65,583	$ 498,008	$ 133,428
Attributable to:				
Shareholders of the Company	$ 262,868	$ 55,769	$ 459,601	$ 115,968
Non-controlling interests	14,171	9,814	38,407	17,460
Net income for the period	$ 277,039	$ 65,583	$ 498,008	$ 133,428
Earnings per share from continuing operations (attributable to shareholders of the Company)				
Basic	$ 0.25	$ 0.04	$ 0.44	$ 0.11
Diluted	$ 0.25	$ 0.04	$ 0.44	$ 0.11
Earnings per share (attributable to shareholders of the Company)				
Basic	$ 0.25	$ 0.05	$ 0.44	$ 0.11
Diluted	$ 0.25	$ 0.05	$ 0.44	$ 0.11
Weighted average number of common shares outstanding (in thousands)				
Basic	1,046,973	1,019,307	1,040,911	1,009,753
Diluted	1,063,818	1,031,301	1,055,609	1,018,606

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019
Operating activities				
Net income from continuing operations for the period	$ 277,039	$ 49,921	$ 498,008	$ 130,157
Mine restoration provisions settled	—	—	(208)	(124)
Non-cash charges, net	(28,988)	101,229	150,432	220,519
Changes in non-cash working capital	52,575	(14,033)	112,876	(44,772)
Changes in long-term value added tax receivables	136	408	(6,044)	325
Cash provided by operating activities of continuing operations	300,762	137,525	755,064	306,105
Cash provided by operating activities of discontinued operations	—	30,309	—	40,963
Cash provided by operating activities	300,762	167,834	755,064	347,068
Financing activities				
Revolving credit facility, drawdowns net of transaction costs	—	—	250,000	(5,574)
Repayment of revolving credit facility	(425,000)	(75,000)	(450,000)	(100,000)
Equipment loan facilities, drawdowns net of transaction costs	—	—	—	3,463
Repayment of equipment loan facilities	(5,266)	(5,854)	(20,999)	(18,233)
Interest and commitment fees paid	(2,934)	(5,897)	(10,838)	(18,166)
Common shares issued for cash on exercise of stock options	15,670	35,443	43,135	63,613
Dividends paid	(62,852)	—	(73,220)	—
Principal payments on lease arrangements	(1,265)	(803)	(2,910)	(2,304)
Restricted cash movement	(9,744)	(270)	(7,466)	(1,524)
Cash used by financing activities of continuing operations	(491,391)	(52,381)	(272,298)	(78,725)
Cash used by financing activities of discontinued operations	—	(42)	—	(324)
Cash used by financing activities	(491,391)	(52,423)	(272,298)	(79,049)
Investing activities				
Expenditures on mining interests:				
Fekola Mine	(29,186)	(30,604)	(155,659)	(64,717)
Masbate Mine	(10,132)	(4,725)	(19,422)	(20,689)
Otjikoto Mine	(19,044)	(9,949)	(41,696)	(34,452)
Gramalote Project	(2,450)	(1,245)	(15,574)	(3,047)
Other exploration and development	(11,274)	(11,022)	(32,521)	(30,206)
Non-refundable deposit received on Toega Property	—	—	9,000	—
Other	(1,640)	(21)	(548)	381
Cash used by investing activities of continuing operations	(73,726)	(57,566)	(256,420)	(152,730)
Cash used by investing activities of discontinued operations	—	(15,599)	—	(52,290)
Cash used by investing activities	(73,726)	(73,165)	(256,420)	(205,020)
(Decrease) increase in cash and cash equivalents	(264,355)	42,246	226,346	62,999
Effect of exchange rate changes on cash and cash equivalents	2,146	(848)	(1,482)	(587)
Cash and cash equivalents, beginning of period	627,669	123,766	140,596	102,752
Less cash associated with discontinued operations, end of period	—	(18,751)	—	(18,751)
Cash and cash equivalents, end of period	$ 365,460	$ 146,413	$ 365,460	$ 146,413

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2020	As at December 31, 2019
Assets		
Current		
Cash and cash equivalents	$ 365,460	$ 140,596
Accounts receivable, prepaids and other	33,929	37,890
Value-added and other tax receivables	9,251	11,070
Inventories	242,202	217,923
Assets classified as held for sale	11,855	22,021
	662,697	429,500
Value-added tax receivables	30,054	25,153
Mining interests		
Owned by subsidiaries and joint operations	2,340,407	2,046,731
Investments in joint ventures and associates	67,536	130,736
Other assets	66,904	49,615
Deferred income taxes	14,836	1,336
	$ 3,182,434	$ 2,683,071
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 80,478	$ 83,370
Current income and other taxes payable	184,231	53,396
Current portion of long-term debt	23,091	26,030
Current portion of derivative instruments at fair value	5,393	1,909
Other current liabilities	1,275	357
	294,468	165,062
Long-term debt	25,841	235,821
Mine restoration provisions	88,479	75,419
Deferred income taxes	225,506	145,590
Employee benefits obligation	5,383	4,736
Other long-term liabilities	9,486	4,791
	649,163	631,419
Equity		
Shareholders' equity		
Share capital		
Issued: 1,049,967,824 common shares *(Dec 31, 2019 – 1,030,399,987)*	2,403,487	2,339,874
Contributed surplus	46,633	56,685
Accumulated other comprehensive loss	(141,671)	(145,071)
Retained earnings (deficit)	127,340	(261,245)
	2,435,789	1,990,243
Non-controlling interests	97,482	61,409
	2,533,271	2,051,652
	$ 3,182,434	$ 2,683,071